January 10, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549 Attn: William Thompson Accounting Branch Chief Division of Corporation Finance Office of Consumer Products

Re:

Transportadora de Gas del Sur S.A.
Form 20-F for the fiscal year ended December 31, 2017
Filed April 16, 2018
File No. 001-13396

Dear Mr. Thompson,

Transportadora de Gas del Sur S.A. (the "Company") is in receipt of the letter from the staff (the "Staff") of the Securities and Exchange Commission, dated December 11, 2018, regarding the above-referenced filing.

To facilitate the Staff's review, we have included in this letter the captions and numbered comments from the Staff's comment letter in bold, italicized text and have provided our responses immediately following each comment.

1.

We note that your 2017 financial statements were audited jointly, while in prior years your financial statements were audited by a single independent registered accounting firm. Please explain to us why your 2017 financial statements were jointly audited, clarify whether there was any home country requirement for a joint audit, and explain the basis for a joint audit under PCAOB standards.

In response to the Staff's comment, the Company advises the Staff that as per Law 26,831 and related rules and regulations issued by Argentina's national securities regulator (Comisión Nacional de Valores or "CNV"), shareholders must approve the appointment of the Company's registered independent auditors at each annual meeting of shareholders for the following fiscal year. At the shareholders' meeting held on April 26, 2017, as a result of a proposal made by Compañía de Inversiones de Energía S.A. (the controlling shareholder of the Company), the shareholders of the Company voted in favor of having a joint audit on its consolidated financial statements commencing with fiscal years ended December 31, 2017, even though there is currently no legal requirement in Argentina for joint audits.

Accordingly, the Company engaged Price Waterhouse & Co. S.R.L, a member firm of PricewaterhouseCoopers International Limited ("PwC"), and Pistrelli Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global Ltd. ("EY"), to conduct a joint audit of the Company's consolidated financial statements for the year ended December 31, 2017.

Upon the Company's request to perform a joint audit of the Company's financial statements, both PwC and EY determined they were qualified to collectively serve as the Company's principal auditor in accordance with PCAOB Auditing Standard, AS 1205 "Part of the Audit Performed by Other Independent Auditors" and conduct a joint audit of the Company's consolidated financial statements for the year ended December 31, 2017. As such, PwC and EY were both jointly responsible for the direction, supervision and performance of the integrated audit on the Company's consolidated financial statements for the year ended December 31, 2017, and take full responsibility without reliance to other auditors for the corresponding audit opinion expressed in the reports included therein.

2.

Referencing authoritative literature that supports your accounting treatment, please tell us how you account for concessions as well as the nature and amounts recorded.

In response to the Staff's comment, the Company advises the Staff that the Company operates its natural gas transportation business in compliance with Law No. 24,076 (the "Natural Gas Act"), together with Presidential Decree No. 1,738/92 and other regulation for the transportation and distribution of natural gas in Argentina (the "Regulatory Framework"). The Natural Gas Act granted the Company a license to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (the "License"). In this sense, Argentina's national gas regulator (Ente Nacional Regulador del Gas or "ENARGAS") is the governmental agency regulating the transportation, distribution, marketing and storage of natural gas.

The Company respectfully advises the Staff that the License is considered outside the scope of IFRIC 12 "Service Concessions Arrangements" ("IFRIC 12") because the License does not meet the conditions in section (b) of paragraph 5 of IFRIC 12, which states that a service concession arrangement will be within its scope if both of these two conditions are met:

(a) The grantor controls or regulates what services the operator must provide with the grantor's infrastructure assets, to whom, and at what price; and

(b) The grantor controls —through ownership, beneficial entitlement or otherwise— any significant residual interest in the infrastructure assets at the end of the term of the service arrangement.

After examining the characteristics, conditions and terms of the License (including the terms and conditions for its renewal), the License is considered in substance to provide for an indefinite term because the infrastructure will never revert to the grantor but rather to a private operator. Further, in accordance with the current terms of the License, the Company has the ability to renew the License analogous to a perpetual right to operate the infrastructure. Therefore, considering paragraph AG4 of IFRIC 12's Appendix A - Application Guidance, the grantor does not hold a continuing right of use throughout the period of the arrangement, and accordingly do not fall within the provision of the above-mentioned section (b) of paragraph 5.

The assessment performed and conclusions reached by the Company are consistent with those of the other gas transportation and distribution companies in Argentina that are subject to similar regulations and license arrangements. The assessment was jointly performed, when IFRS was adopted in Argentina in 2012, by the transportation and distribution companies, the local standard-setter (the Argentine Federation of Professional Councils in Economics Sciences or "FACPCE"), the Buenos Aires Stock Exchange and the CNV, and such assessment also took into account the feedback from ENARGAS with respect to the regulatory aspects of the license arrangements. The CNV issued General Resolution No. 613/2012 in December 2012 formalizing the conclusion reached that IFRIC 12 does not apply to gas transportation and distribution licenses entered into under the Regulatory Framework.

Thus, the Company concluded that infrastructure assets defined as essential assets in the License (the "Essential Assets") related to the Natural Gas Transportation business are accounted for in accordance with IAS 16 "Property, Plant and Equipment" considering that the assets comply with all the requirements of such standard. As of December 31, 2017, the net book value of the Essential Assets amounted to Ps. 3,038,213 thousands of Argentine Pesos.

We hope these responses adequately address the questions raised in your letter.  Any questions with respect to the foregoing should be directed to Leandro Perez Castaño at +54 (11) 4865-9050 (extension 1153) or leandro_perez@tgs.com.ar and Alejandro Gonzalez Lazzeri at +1 (212) 735-3318 or Alejandro.Gonzalez.Lazzeri@skadden.com.

Sincerely,

/s/ Alejandro M. Basso
Alejandro M. Basso
Chief Financial Officer and Services Vice President

Cc:

Alejandro Gonzalez Lazzeri

Skadden, Arps, Slate, Meagher & Flom

4 Times Square

New York, NY 10036

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